UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On December 19, 2020, BioNTech SE (the “Company”) and Pfizer Inc. announced Swissmedic in Switzerland has granted a Conditional Marketing Authorization for their COVID-19 mRNA vaccine COMIRNATY® (BNT162b2). The press release is attached hereto as Exhibit 99.1.

On December 21, 2020, the Company and Pfizer Inc. announced that the European Commission (EC) has granted a conditional marketing authorization (CMA) to the Company and Pfizer for COMIRNATY® for active immunization to prevent COVID-19 caused by SARS-CoV-2 virus, in individuals 16 years of age and older. This follows the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) positive opinion to authorize the vaccine earlier today. The EC granted this CMA in the interest of public health to help address the COVID-19 pandemic. The press releases are attached hereto as Exhibits 99.2 and 99.3.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: December 21, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated December 19, 2020 – Pfizer and BioNTech Receive Conditional Marketing Authorization by Swissmedic for COVID-19 Vaccine.
99.2	Press Release dated December 21, 2020 – Pfizer and BioNTech Receive CHMP Positive Opinion for their COVID-19 Vaccine.
99.3	Pfizer and BioNTech Receive Authorization in the European Union for COVID-19 Vaccine.